Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

KB Financial Group Inc.

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of KB Financial Group Inc. (the Company), which comprise the separate statement of financial position as at December 31, 2024 and 2023, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the years then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 5, 2025 expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

There is no key audit matter identified to be described in this audit report.

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2024 and 2023

(In millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	398,391	~~W~~	256,337
Financial assets at fair value through profit or loss	4,5,7		1,243,471		1,376,423
Loans measured at amortized cost	4,5,8		359,054		608,286
Investments in subsidiaries	9		26,867,817		26,717,817
Property and equipment	10		2,800		3,080
Intangible assets	11		14,497		15,954
Net defined benefit assets	17		2,902		3,694
Deferred income tax assets	13		5,257		4,492
Other assets	4,5,14		912,634		542,815

Total assets		~~W~~	29,806,823	~~W~~	29,528,898

Liabilities
Borrowings	4,5,15		965,000		100,000
Debentures	4,5,16		2,962,032		3,871,820
Current income tax liabilities			502,705		104,299
Other liabilities	4,5,18		388,528		410,704

Total liabilities			4,818,265		4,486,823

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			5,082,359		5,032,518
Capital surplus			14,754,475		14,754,747
Accumulated other comprehensive loss			(8,316)		(6,809)
Retained earnings			4,305,542		4,336,898
Treasury shares			(1,236,060)		(1,165,837)

Total equity			24,988,558		25,042,075

Total liabilities and equity		~~W~~	29,806,823	~~W~~	29,528,898

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(In millions of Korean won, except per share amounts)	Notes	2024		2023
Interest income		~~W~~	38,702	~~W~~	35,127
Interest income from financial instruments at amortized cost			35,860		31,932
Interest income from financial instruments at fair value through profit or loss			2,842		3,195
Interest expense			(101,073)		(99,980)

Net interest expense	21		(62,371)		(64,853)

Fee and commission income			2,213		2,585
Fee and commission expense			(9,460)		(12,972)

Net fee and commission expense	22		(7,247)		(10,387)

Net gains on financial instruments at fair value through profit or loss	23		91,892		108,399

Net other operating income	24		2,243,253		2,192,385

General and administrative expenses	25		(95,655)		(92,603)

Operating income before provision for credit losses			2,169,872		2,132,941
Provision (Reversal) for credit losses			773		(546)

Net operating income			2,170,645		2,132,395
Net non-operating income	26		10		4,606

Profit before tax			2,170,655		2,137,001
Income tax expense	27		(58)		(15,757)

Profit for the year			2,170,597		2,121,244

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(1,507)		(962)

Other comprehensive loss for the year, net of tax			(1,507)		(962)

Total comprehensive income for the year		~~W~~	2,169,090	~~W~~	2,120,282

Earnings per share	28
Basic earnings per share		~~W~~	5,203	~~W~~	5,042
Diluted earnings per share			5,142		4,929

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the year
Profit for the year		—		—		—		—		2,121,244		—		2,121,244
Remeasurements of net defined benefit liabilities		—		—		—		(962)		—		—		(962)

Total comprehensive income for the year		—		—		—		(962)		2,121,244		—		2,120,282

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Quarterly dividends		—		—		—		—		(586,931)		—		(586,931)
Acquisition of treasury shares		—		—		—		—		—		(571,745)		(571,745)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(184,914)		—		(184,914)

Total transactions with shareholders		—		598,537		—		—		(1,578,911)		(329,649)		(1,310,023)

Balance as of December 31, 2023	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Comprehensive income for the year
Profit for the year		—		—		—		—		2,170,597		—		2,170,597
Remeasurements of net defined benefit liabilities		—		—		—		(1,507)		—		—		(1,507)

Total comprehensive income for the year		—		—		—		(1,507)		2,170,597		—		2,169,090

Transactions with shareholders
Annual dividends		—		—		—		—		(587,006)		—		(587,006)
Quarterly dividends		—		—		—		—		(899,972)		—		(899,972)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—
Consideration for exchange right of exchangeable bonds		—		—		(11,933)		—		—		—		(11,933)
Issuance of hybrid securities		—		399,045		—		—		—		—		399,045
Redemption of hybrid securities		—		(349,204)		—		—		—		—		(349,204)
Dividends on hybrid securities		—		—		—		—		(199,798)		—		(199,798)
Others		—		—		7,686		—		—		—		7,686

Total transactions with shareholders		—		49,841		(272)		—		(2,201,953)		(70,223)		(2,222,607)

Balance as of December 31, 2024	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)
	Notes	2024		2023
Cash flows from operating activities
Profit for the year		~~W~~	2,170,597	~~W~~	2,121,244

Adjustment for non-cash items
Depreciation and amortization expense			6,051		5,630
Provision (Reversal) for credit losses			(773)		546
Share-based payments			14,998		8,551
Net interest expense			22,898		4,187
Valuation gains on financial assets at fair value through profit or loss			(31,403)		(52,472)
Disposal gains of subsidiaries			—		(3,917)
Net other expense			2,216		1,857

			13,987		(35,618)

Changes in operating assets and liabilities
Due from financial institutions			60,000		(20,000)
Deferred income tax assets			(413)		15,757
Other assets			260,420		(13,379)
Other liabilities			(297,859)		(13,025)

			22,148		(30,647)

Net cash inflow from operating activities			2,206,732		2,054,979

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(150,000)		(100,000)
Disposal of financial assets at fair value through profit of loss			316,080		300,000
Acquisition of subsidiaries			(150,000)		—
Disposal of subsidiaries			—		27,539
Increase in loans measured at amortized cost			(105,000)		(100,000)
Decrease in loans measured at amortized cost			355,000		13,500
Acquisition of property and equipment			(1,627)		(455)
Acquisition of intangible assets			(1,481)		(3,229)
Disposal of intangible assets			173		1,277
Net increase in guarantee deposits paid			1,597		(7,747)
Other investing activities			—		(52)

Net cash inflow from investing activities			264,742		130,833

Cash flows from financing activities
Increase in borrowings			965,000		100,000
Decrease in borrowings			(100,000)		—
Increase in debentures			398,945		—
Decrease in debentures			(1,075,000)		(1,090,000)
Dividends paid to shareholders			(1,486,978)		(1,151,901)
Redemption of principal of lease liabilities			(644)		(617)
Acquisition of treasury shares			(820,000)		(571,745)
Issuance of hybrid securities			399,045		598,537
Redemption of hybrid securities			(350,000)		—
Dividends paid on hybrid securities			(199,798)		(184,914)
Other financing activities			10		109

Net cash outflow from financing activities			(2,269,420)		(2,300,531)

Net increase (decrease) in cash and cash equivalents			202,054		(114,719)
Cash and cash equivalents at the beginning of the year	28		116,334		231,053

Cash and cash equivalents at the end of the year	28	~~W~~	318,388	~~W~~	116,334

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2023, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”– Classification of Liabilities into Current and Non-Current and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Company’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1116 “Leases” – Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Company, virtual assets entrusted by customers to the Company, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Company has not applied.

•	Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Company to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Company is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments: Disclosures”

The amendments address practical concerns and introduce new requirements, such as permitting the deeming of financial liabilities as settled (derecognized) through an electronic payment system if certain criteria are met before the payment date. It also includes additional disclosures for equity instruments designated as financial assets measured at fair value through other comprehensive income. This amendment will be effective for annual reporting periods beginning on or after January 1, 2026. The company is currently reviewing the impact of these amendments on its financial statements.

•	Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS Bo.1007 “Statement of Cash Flows”: Cost method

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Company’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.1 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Company classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.1.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.1.2.2 Fair value

The Company uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.1.2.2 Fair value (cont’d)

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Company uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Company uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.1.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all the risks and rewards of ownership of the financial asset, or the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Company has not retained control. Therefore, if the Company does not transfer substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off a financial asset when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Company considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.1.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.1.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Company and all of the counterparties.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.3.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.4 Expected Credit Losses of Financial Assets (Debt Instruments)

The Company recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Company measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Company assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Company assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Company always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period.

The Company generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Debt restructuring, etc.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.4.1 Forward-looking information

The Company uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Company assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(+)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of private consumption	(-)
Rate of increase or decrease in unemployment rate	(-)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Company for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

As of December 31, 2024, the Company measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Company estimates expected future cash flows for financial assets that are individually significant. The Company selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.4.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Company uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.4.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Company applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Company measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt securities), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.5.1 Interest income and expense (cont’d)

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.5.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.5.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Company recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.5.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Company satisfies a performance obligation.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss (cont’d)

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS No.1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

3.7.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.7.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.7.2 Depreciation (cont’d)

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Company carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.11.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.11.3 Treasury shares

If the Company acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefits

3.12.1.1 Defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.12.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Company has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company provides stock grants program to executives and employees of the Company and its subsidiaries. When stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Company determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash.

Therefore, the Company measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.13 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.13.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.13.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.13.2 Deferred income tax (cont’d)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities if, and only if the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.13.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss for the period and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.15 Lease

The Company as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Company can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Company applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, reputation risk and foreign exchange settlement risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management strategies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed strategies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Due from financial institutions	~~W~~	398,391	~~W~~	256,337
Loans measured at amortized cost *		359,054		608,286
Loans measured at fair value through profit or loss		53,952		48,981
Other financial assets *		48,614		57,562

	~~W~~	860,011	~~W~~	971,166

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of December 31, 2024 and 2023, are classified as follows:

(In millions of Korean won)

December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	360,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	360,000

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.4 Credit risk of loans (cont’d)

December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000

* Before netting of allowance

Credit qualities of loans graded according to the probability of default as December 31, 2024 and 2023, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2024 and 2023, are as follows:

December 31, 2024
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	398,391	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	398,391
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	398,391	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	398,391

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.5 Credit risk of due from financial institutions (cont’d)

December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of loans by country as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	413,952	100.00	~~W~~	(946)	~~W~~	413,006

(In millions of Korean won)	December 31, 2023
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of corporate loans by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	413,952	100.00	~~W~~	(946)	~~W~~	413,006

	December 31, 2023
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	658,981	100.00	~~W~~	(1,714)	~~W~~	657,267

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.6.3 Classifications of due from financial institutions by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	398,391	100.00	~~W~~	—	~~W~~	398,391

	December 31, 2023
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	256,337	100.00	~~W~~	—	~~W~~	256,337

4.2.6.4 Classifications of due from financial institutions by country as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	398,391	100.00	~~W~~	—	~~W~~	398,391

	December 31, 2023
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	256,337	100.00	~~W~~	—	~~W~~	256,337

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	365,000	~~W~~	600,000	~~W~~	—	~~W~~	—	~~W~~	965,000
Debentures		—		105,451		13,009		626,993		1,662,628		774,560		3,182,641
Lease liabilities		—		48		91		362		375		—		876
Other financial liabilities		—		2,088		462		—		—		—		2,550

	~~W~~	—	~~W~~	107,587	~~W~~	378,562	~~W~~	1,227,355	~~W~~	1,663,003	~~W~~	774,560	~~W~~	4,151,067

	December 31, 2023
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		3,074		388,246		757,507		1,880,375		1,115,241		4,144,443
Lease liabilities		—		50		62		256		245		—		613
Other financial liabilities		—		2,063		—		—		—		—		2,063

	~~W~~	—	~~W~~	5,187	~~W~~	388,308	~~W~~	857,763	~~W~~	1,880,620	~~W~~	1,115,241	~~W~~	4,247,119

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. The Company applies the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

(c) Changes in Economic Value of Equity (“ΔEVE”) and Changes in Net Interest Income (“ΔNII”)

ΔEVE means changes in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc. when interest rate changes, and ΔNII means changes in net interest income. The Company calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios. The interest rate risk for the interest rate shock and stress scenario is calculated only when the risk for each scenario is a loss.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.4.3.1 Interest rate risk (cont’d)

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
ΔEVE	~~W~~	558,552	~~W~~	728,072
ΔNII		24,727		3,820

4.5 Capital Management

The Company as a financial holding company under the Financial Holding Companies Act, complies with the consolidated capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%) as of December 31, 2024.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the Group’s insolvency from future unexpected losses. The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.5 Capital Management (cont’d)

The Risk Management Committee of the Company determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Company’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Total Capital:	~~W~~	56,849,484	~~W~~	53,743,658
Tier 1 Capital		52,477,447		49,390,274
Common Equity Tier 1 Capital		46,794,302		43,663,753
Additional Tier 1 Capital		5,683,146		5,726,521
Tier 2 Capital		4,372,037		4,353,384
Risk-Weighted Assets: [1]		345,980,580		321,318,905
Total Capital ratio (%):		16.43		16.73
Tier 1 Capital ratio (%)		15.17		15.37
Common Equity Tier 1 Capital ratio (%)		13.53		13.59

[1]

The Company is currently reviewing detailed plans to reflect the completion guarantee management-type land trust business agreement with KB Real Estate Trust Co., Ltd. in risk-weighted assets and provisions, and it has not been reflected in the financial statements as of December 31, 2024.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows:

	December 31, 2024

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,189,519	~~W~~	1,189,519
Loans		53,952		53,952
Financial assets at amortized cost
Due from financial institutions		398,391		398,391
Loans		359,054		359,054
Other financial assets		48,614		48,614

	~~W~~	2,049,530	~~W~~	2,049,530

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	965,000	~~W~~	965,000
Debentures		2,962,032		2,906,349
Other financial liabilities		11,402		11,402

	~~W~~	3,938,434	~~W~~	3,882,751

	December 31, 2023

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		316,080		316,080
Loans		48,981		48,981
Financial assets at amortized cost
Due from financial institutions		256,337		256,337
Loans		608,286		608,286
Other financial assets		57,562		57,562

	~~W~~	2,298,608	~~W~~	2,298,608

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	100,000	~~W~~	100,000
Debentures		3,871,820		3,715,939
Other financial liabilities		10,381		10,381

	~~W~~	3,982,201	~~W~~	3,826,320

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of December 31, 2024 and 2023, are as follows:

	December 31, 2024

	Fair value hierarchy					Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	1,189,519	1,189,519
Loans		—		53,952	—	53,952

	~~W~~	—	~~W~~	53,952	1,189,519	1,243,471

	December 31, 2023

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		—		316,080		—		316,080
Loans		—		48,981		—		48,981

	~~W~~	—	~~W~~	365,061	~~W~~	1,011,362	~~W~~	1,376,423

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2024 and 2023, are as follows:

	December 31, 2024

(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	53,952	DCF model	Interest rate, Discount rate, etc.

	~~W~~

	December 31, 2023

(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	316,080	DCF model	Interest rate, Discount rate, etc.
Loans		48,981	DCF model	Interest rate, Discount rate, etc.

	~~W~~	365,061

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed.

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

	December 31, 2024

	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	398,391	~~W~~	—	~~W~~	398,391
Loans measured at amortized cost [2]		—		—		359,054		359,054
Other financial assets [3]		—		—		48,614		48,614

	~~W~~	—	~~W~~	398,391	~~W~~	407,668	~~W~~	806,059

Financial liabilities
Borrowings	~~W~~	—	~~W~~	965,000	~~W~~	—	~~W~~	965,000
Debentures		—		2,906,349		—		2,906,349
Other financial liabilities [3]		—		—		11,402		11,402

	~~W~~	—	~~W~~	3,871,349	~~W~~	11,402	~~W~~	3,882,751

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2023

	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	256,337	~~W~~	—	~~W~~	256,337
Loans measured at amortized cost [2]		—		—		608,286		608,286
Other financial assets [3]		—		—		57,562		57,562

	~~W~~	—	~~W~~	256,337	~~W~~	665,848	~~W~~	922,185

Financial liabilities
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		3,715,939		—		3,715,939
Other financial liabilities [3]		—		—		10,381		10,381

	~~W~~	—	~~W~~	3,815,939	~~W~~	10,381	~~W~~	3,826,320

[1]	For cash and due from financial institutions classified as level 2, carrying amount is a reasonable approximation of fair value.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

	Fair value
(In millions of Korean won)	December 31, 2024		December 31, 2023		Valuation techniques	Inputs
Financial liabilities
Debentures	~~W~~	2,906,349	~~W~~	3,715,939	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023, are as follows:

	2024		2023

(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	1,011,362	~~W~~	874,171
Total gains or losses:
- Profit or loss		28,157		37,191
- Other comprehensive income		—		—
Purchases		150,000		100,000
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	1,189,519	~~W~~	1,011,362

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2024 and 2023, are as follows:

	2024					2023

(In millions of Korean won)	Losses on financial instruments at fair value through profit or loss		Other operating income	Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	28,157	—	~~W~~	—	~~W~~	37,191	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		28,157	—		—		37,191		—		—

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2023, are as follows:

December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,189,519	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.41 ~ 8.45	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.56 ~ 0.73	The higher the volatility, the higher the fair value fluctuation

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~ 1,011,362	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.05 ~ 6.30	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.61	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,351	~~W~~	(7,227)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.41% ~ 8.45%) by 1%p, which are principal unobservable input parameters.

	December 31, 2023
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	6,866	~~W~~	(6,746)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.05% ~ 6.30%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of December 31, 2024	December 31, 2024		December 31, 2023
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	316,781	~~W~~	114,336
		KB Savings Bank Co., Ltd.	2.40 ~ 2.50		80,000		140,000
		Standard Chartered Bank	2.65		1,610		2,001

				~~W~~	398,391	~~W~~	256,337

6.2 Details of a maturity analysis of due from financial institutions other than restricted due from financial institutions, as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	318,388	~~W~~	30,000	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	398,388

	December 31, 2023
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	146,334	~~W~~	80,000	~~W~~	30,000	~~W~~	—	~~W~~	—	~~W~~	256,334

6.3 Details of restricted due from financial institution as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Financial Institution	December 31, 2024		December 31, 2023		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,189,519	~~W~~	1,011,362
Beneficiary certificates		—		316,080
Loans		53,952		48,981

	~~W~~	1,243,471	~~W~~	1,376,423

8. Loans Measured at Amortized Cost

8.1 Details of loans measured at amortized cost as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	360,000	~~W~~	610,000
Less: Allowances for loan losses		(946)		(1,714)

	~~W~~	359,054	~~W~~	608,286

8.2 Details of loan types and customer types of loans to customers other than banks, as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	360,000	~~W~~	—	~~W~~	360,000
Proportion (%)		—		100		—		100
Less: Allowances		—		(946)		—		(946)

	~~W~~	—	~~W~~	359,054	~~W~~	—	~~W~~	359,054

	December 31, 2023
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	610,000	~~W~~	—	~~W~~	610,000
Proportion (%)		—		100		—		100
Less: Allowances		—		(1,714)		—		(1,714)

	~~W~~	—	~~W~~	608,286	~~W~~	—	~~W~~	608,286

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of December 31, 2024, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea

KB Securities Co., Ltd.	Financial investment	Korea

KB Insurance Co., Ltd.	Non-life insurance	Korea

KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea

KB Life Insurance Co., Ltd.	Life insurance	Korea

KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea

KB Capital Co., Ltd.	Financial leasing	Korea

KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea

KB Savings Bank Co., Ltd.	Savings banking	Korea

KB Investment Co., Ltd.	Capital investment	Korea

KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won, except for shares) Name of subsidiaries	As of December 31, 2024		Carrying amount
	Number of issued shares	Ownership (%)	December 31, 2024		December 31, 2023
Kookmin Bank	404,379,116	100	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	16,201,518	100		2,795,367		2,795,367
KB Asset Management Co., Ltd.	7,667,550	100		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100		873,811		873,811
KB Real Estate Trust Co., Ltd. *	21,616,085	100		271,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100		154,910		154,910
KB Data System Co., Ltd.	800,000	100		6,334		6,334

			~~W~~	26,867,817	~~W~~	26,717,817

*	Investment in subsidiaries increased by ~~W~~ 150,000 million due to the issuance of shares by KB Real Estate Trust Co., Ltd. during the twelve-month period ended December 31, 2024.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.3 Changes in accumulated impairment losses of investments in subsidiaries for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

	2023
(In millions of Korean won)	Beginning		Impairment		Reversal	Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	~~W~~	(51,742)

10. Property and Equipment

10.1 Details of property and equipment as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	8,651	~~W~~	(7,781)	~~W~~	—	~~W~~	870
Equipment and others		9,030		(7,865)		—		1,165
Right-of-use assets (buildings)		1,514		(1,240)		—		274
Right-of-use assets (vehicles)		1,777		(1,324)		—		453
Right-of-use assets (others)		102		(64)		—		38

	~~W~~	21,074	~~W~~	(18,274)	~~W~~	—	~~W~~	2,800

	December 31, 2023
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	7,838	~~W~~	(7,222)	~~W~~	—	~~W~~	616
Equipment and others		8,215		(7,238)		—		977
Right-of-use assets (buildings)		3,613		(2,527)		—		1,086
Right-of-use assets (vehicles)		2,052		(1,697)		—		355
Right-of-use assets (others)		252		(206)		—		46

	~~W~~	21,970	~~W~~	(18,890)	~~W~~	—	~~W~~	3,080

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

10.2 Changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	616	~~W~~	813	~~W~~	—	~~W~~	(559)	~~W~~	870
Equipment and others		977		815		—		(627)		1,165
Right-of-use assets (buildings)		1,086		1,482		(671)		(1,623)		274
Right-of-use assets (vehicles)		355		899		(62)		(739)		453
Right-of-use assets (others)		46		46		—		(54)		38

	~~W~~	3,080	~~W~~	4,055	~~W~~	(733)	~~W~~	(3,602)	~~W~~	2,800

	2023
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,344	~~W~~	70	~~W~~	—	~~W~~	(798)	~~W~~	616
Equipment and others		1,346		384		—		(753)		977
Right-of-use assets (buildings)		361		1,641		—		(916)		1,086
Right-of-use assets (vehicles)		460		401		(49)		(457)		355
Right-of-use assets (others)		41		55		—		(50)		46

	~~W~~	3,552	~~W~~	2,551	~~W~~	(49)	~~W~~	(2,974)	~~W~~	3,080

11. Intangible Assets

11.1 Details of intangible assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	6,440	~~W~~	(5,874)	~~W~~	—	~~W~~	566
Membership rights		11,582		—		(855)		10,727
Other intangible assets		14,975		(11,771)		—		3,204

	~~W~~	32,997	~~W~~	(17,645)	~~W~~	(855)	~~W~~	14,497

	December 31, 2023
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	6,251	~~W~~	(5,558)	~~W~~	—	~~W~~	693
Membership rights		11,697		—		(858)		10,839
Other intangible assets		14,060		(9,638)		—		4,422

	~~W~~	32,008	~~W~~	(15,196)	~~W~~	(858)	~~W~~	15,954

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

11.2 Changes in intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of impairment *		Ending
Software	~~W~~	693	~~W~~	189	~~W~~	—	~~W~~	(316)	~~W~~	—	~~W~~	566
Membership rights		10,839		61		(172)		—		(1)		10,727
Other intangible assets		4,422		915		—		(2,133)		—		3,204

	~~W~~	15,954	~~W~~	1,165	~~W~~	(172)	~~W~~	(2,449)	~~W~~	(1)	~~W~~	14,497

	2023
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of Impairment *		Ending
Software	~~W~~	775	~~W~~	432	~~W~~	—	~~W~~	(514)	~~W~~	—	~~W~~	693
Membership rights		9,951		2,259		(1,277)		—		(94)		10,839
Other intangible assets		6,026		537		—		(2,141)		—		4,422

	~~W~~	16,752	~~W~~	3,228	~~W~~	(1,277)	~~W~~	(2,655)	~~W~~	(94)	~~W~~	15,954

*

Impairment losses for membership rights of other intangible assets with indefinite useful life are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

11.3 Changes in accumulated impairment losses of intangible assets for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(858)	~~W~~ (1)	~~W~~	—	~~W~~	4	~~W~~	(855)

(In millions of Korean won)	2023
	Beginning		Impairment		Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(792)	~~W~~	(94)	~~W~~	—	~~W~~	28	~~W~~	(858)

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12. Lease

12.1 Amounts Recognized in the Statements of Financial Position

Amounts recognized in the statements of financial position related to lease as of December 31, 2024 and 2032, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Right-of-use property and equipment: [1]
Real estate	~~W~~	274	~~W~~	1,086
Vehicles		453		355
Others		38		46

	~~W~~	765	~~W~~	1,487

Lease liabilities [2]	~~W~~	844	~~W~~	589

[1]	Included in property and equipment.
[2]	Included in other liabilities.

12.2 Amounts Recognized in the Statements of Comprehensive Income

Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	1,623	~~W~~	916
Vehicles		739		457
Others		54		50

	~~W~~	2,416	~~W~~	1,423

Interest expenses on the lease liabilities	~~W~~	43	~~W~~	24
Expense relating to short-term lease		30		23
Expense relating to lease of low-value assets that are not short-term lease		—		1

12.3 Total cash outflows for lease for the years ended December 31, 2024 and 2023 are ~~W~~ 674 million and ~~W~~ 641 million, respectively.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13. Deferred Income Tax Assets and Liabilities

13.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	6,682	~~W~~	—	~~W~~	6,682
Membership rights		226		—		226
Defined benefit obligation		2,855		—		2,855
Plan assets		—		(2,855)		(2,855)
Short-term employee benefits		363		—		363
Gains on valuation of financial assets at fair value through profit or loss		—		(2,513)		(2,513)
Others		1,203		(704)		499

		11,329		(6,072)		5,257

Offsetting of deferred tax assets and liabilities		(6,072)		6,072		—

	~~W~~	5,257	~~W~~	—	~~W~~	5,257

	December 31, 2023
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,704	~~W~~	—	~~W~~	4,704
Membership rights		227		—		227
Defined benefit obligation		2,369		—		2,369
Plan assets		—		(2,369)		(2,369)
Short-term employee benefits		403		—		403
Losses on valuation of financial assets at fair value through profit or loss		675		—		675
Others		2,159		(3,676)		(1,517)

		10,537		(6,045)		4,492

Offsetting of deferred tax assets and liabilities		(6,045)		6,045		—

	~~W~~	4,492	~~W~~	—	~~W~~	4,492

13.2 Unrecognized Deferred Income Tax Assets

No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 2,902,347 million and ~~W~~ 51,742 million associated with investments in subsidiaries and impairment losses on investments in subsidiaries, respectively, as of December 31, 2024, due to the uncertainty that these temporary differences will be realized in the future. And no deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 13,572 million associated subordinated bond as of December 31, 2024, as they affect neither accounting profit nor taxable profit (tax loss) at the time of the transaction.

13.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 2,434,172 million associated with investments in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	17,816	~~W~~	7,504	~~W~~	14,997	~~W~~	25,309
Membership rights		860		6		1		855
Investments in subsidiaries		2,896,164		(6,183)		—		2,902,347
Defined benefit obligation		8,973		2,842		4,685		10,816
Short-term employee benefits		1,527		1,527		1,376		1,376
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		2,557		2,557		—		—
Others		23,476		4,753		(594)		18,129

		3,003,115		13,006		20,465		3,010,574

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,902,347
Impairment losses of investments in subsidiaries		51,742						51,742
Others		15,296						13,572

		39,913						42,913

Tax rate (%)		26.4						26.4

Total deferred income tax assets	~~W~~	10,537					~~W~~	11,329

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,415,073)	~~W~~	19,099	~~W~~	—	~~W~~	(2,434,172)
Plan assets		(8,973)		(2,841)		(4,684)		(10,816)
Gains on valuation of financial assets at fair value through profit or loss		—		—		(9,518)		(9,518)
Others		(13,924)		(7,923)		3,336		(2,665)

		(2,437,970)		8,335		(10,866)		(2,457,171)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,415,073)						(2,434,172)

		(22,897)						(22,999)

Tax rate (%)		26.4						26.4

Total deferred income tax liabilities	~~W~~	(6,045)					~~W~~	(6,072)

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	16,990	~~W~~	7,725	~~W~~	8,551	~~W~~	17,816
Membership rights		792		—		68		860
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		12,173		7,418		4,218		8,973
Short-term employee benefits		2,455		2,454		1,526		1,527
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		55,829		—		(53,272)		2,557
Others		29,132		2,503		(3,153)		23,476

		3,065,277		20,100		(42,062)		3,003,115

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Impairment losses of investments in subsidiaries		51,742						51,742
Others		16,934						15,296

		100,437						39,913

Tax rate (%)*		26.5						26.4

Total deferred income tax assets	~~W~~	26,616					~~W~~	10,537

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,415,073)	~~W~~	—	~~W~~	—	~~W~~	(2,415,073)
Plan assets		(12,804)		(7,418)		(3,587)		(8,973)
Others		(12,525)		(7,421)		(8,820)		(13,924)

		(2,440,402)		(14,839)		(12,407)		(2,437,970)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,415,073)						(2,415,073)

		(25,329)						(22,897)

Tax rate (%)*		26.5						26.4

Total deferred income tax liabilities	~~W~~	(6,712)					~~W~~	(6,045)

*	The rate of 26.4% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2024.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

14. Other Assets

14.1 Details of other assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other financial assets
Accrued income	~~W~~	9,033	~~W~~	17,352
Guarantee deposits		39,593		40,227
Less: Allowances for credit losses		(12)		(17)

		48,614		57,562

Other non-financial assets
Receivables		850,429		482,009
Prepaid expenses		13,172		3,140
Advanced payments		419		104

		864,020		485,253

	~~W~~	912,634	~~W~~	542,815

14.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Other financial assets		Other non-financial assets	Total
Beginning	~~W~~	17	—	17
Provision		(5)	—	(5)

Ending	~~W~~	12	—	12

	2023
(In millions of Korean won)	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	12	~~W~~	—	~~W~~	12
Provision		5		—		5

Ending	~~W~~	17	~~W~~	—	~~W~~	17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

15. Borrowings

15.1 Details of borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Borrowings	~~W~~	965,000	~~W~~	100,000

15.2 Details of borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of December 31, 2024	December 31, 2024		December 31, 2023
Borrowings in Korean won	Other borrowings	IM SECURITIES CO., LTD.	Jul. 21, 2023	Jul. 19, 2024	—	~~W~~	—	~~W~~	100,000
	Other borrowings	KIWOOM SECURITIES Co., Ltd.	Feb. 20, 2024	Feb. 18, 2025	3.81		200,000		—
	Other borrowings	Hanyang SECURITIES Co., Ltd.	Feb. 21, 2024	Feb. 19, 2025	3.81		65,000		—
	Other borrowings	SK SECURITIES Co., Ltd.	Mar. 21, 2024	Mar. 20, 2025	3.80		100,000		—
	Other borrowings	KIWOOM SECURITIES Co., Ltd.	Apr. 25, 2024	Apr. 24, 2025	3.66		100,000		—
	Other borrowings	KIWOOM SECURITIES Co., Ltd.	May 29, 2024	May 28, 2025	3.70		100,000		—
	Other borrowings	SK SECURITIES Co., Ltd.	Jun. 26, 2024	Jun. 25, 2025	3.66		200,000		—
	Other borrowings	KIWOOM SECURITIES Co., Ltd.	Jul. 29, 2024	Jul. 28, 2025	3.45		200,000		—

						~~W~~	965,000	~~W~~	100,000

15.3 Maturities of borrowings as of December 31, 2024 and 2023, are as follows::

	December 31, 2024
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	365,000	~~W~~	400,000	~~W~~	200,000	~~W~~	—	~~W~~	—	~~W~~	965,000

	December 31, 2023
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16. Debentures

16.1 Details of debentures as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2024	December 31, 2024		December 31, 2023
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		—		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		—		100,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		—		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		—		110,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		—		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		—		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		—		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		—		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		—		240,000

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.1 Details of debentures as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2024	December 31, 2024		December 31, 2023
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18	~~W~~	—	~~W~~	30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.48-1	Jun. 16, 2022	Jun. 16, 2024	4.15		—		85,000
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		240,000		240,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000
Unguaranteed debentures No.49-1	Oct. 31, 2024	Oct. 31, 2025	3.31		80,000		—
Unguaranteed debentures No.49-2	Oct. 31, 2024	Oct. 31, 2026	3.30		220,000		—
Unguaranteed debentures No.49-3	Oct. 31, 2024	Oct. 31, 2027	3.28		100,000		—

					2,965,000		3,880,000
Less: Bond Discounts					(2,968)		(3,076)
Less: adjustment on exchange right					—		(5,104)

				~~W~~	2,962,032	~~W~~	3,871,820

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.2 Maturities of debentures as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Up to 3 months		3~6 months	6~12 months	1~3 years	Over 3 years	Total
Debentures in Korean won	~~W~~	100,000	480,000	100,000	1,070,000	1,215,000	2,965,000

	December 31, 2023
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	370,000	~~W~~	285,000	~~W~~	420,000	~~W~~	1,350,000	~~W~~	1,455,000	~~W~~	3,880,000

16.3 Changes in debentures based on par value for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won *	~~W~~	3,880,000	~~W~~	400,000	~~W~~	(1,315,000)	~~W~~	2,965,000

	2023
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	4,970,000	~~W~~	—	~~W~~	(1,090,000)	~~W~~	3,880,000

*	Exchangeable bonds amounting to 240,000 million were redeemed on February 14, 2024, due to the exercise of exchange right.

17. Net Defined Benefit Liabilities (Assets)

17.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17.2 Changes in net defined benefit liabilities for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	19,639	~~W~~	(23,333)	~~W~~	(3,694)
Current service cost		1,786		—		1,786
Interest expense (income)		840		(998)		(158)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(15)		—		(15)
Actuarial gains and losses by changes in financial assumptions		1,743		—		1,743
Actuarial gains and losses by experience adjustments		330		—		330
Return on plan assets (excluding amounts included in interest income)		—		(10)		(10)
Contributions by the Company		—		(2,894)		(2,894)
Payments from plans (benefit payments)		(2,842)		2,842		—
Payments from the Company		(7)		—		(7)
Transfer in (out)	~~W~~	123	~~W~~	(106)	~~W~~	17

Ending	~~W~~	21,597	~~W~~	(24,499)	~~W~~	(2,902)

	2023
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	17,973	~~W~~	(22,261)	~~W~~	(4,288)
Current service cost		2,041		—		2,041
Interest expense (income)		929		(1,152)		(223)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		1,218		—		1,218
Actuarial gains and losses by experience adjustments		31		—		31
Return on plan assets (excluding amounts included in interest income)		—		58		58
Contributions by the Company		—		(2,292)		(2,292)
Payments from plans (benefit payments)		(3,296)		3,296		—
Payments from the Company		(262)		—		(262)
Transfer in (out)	~~W~~	1,005	~~W~~	(982)	~~W~~	23

Ending	~~W~~	19,639	~~W~~	(23,333)	~~W~~	(3,694)

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17.3 Details of the net defined benefit liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Present value of defined benefit obligation	~~W~~	21,597	~~W~~	19,639
Fair value of plan assets		(24,499)		(23,333)

Net defined benefit liabilities (assets)	~~W~~	(2,902)	~~W~~	(3,694)

17.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	1,786	~~W~~	2,041
Net interest expense (income) on net defined benefit liabilities		(158)		(223)

Post-employment benefits	~~W~~	1,628	~~W~~	1,818

(*)	The gains or losses related to the defined benefit pension plan is fully included in general administrative expenses.

17.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	10	~~W~~	(58)
Actuarial gains or losses		(2,058)		(1,249)
Income tax effect		541		345

Remeasurements after income tax expense	~~W~~	(1,507)	~~W~~	(962)

17.6 Details of fair value of plan assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	24,499	~~W~~	24,499

	December 31, 2023
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	23,333	~~W~~	23,333

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17.7 Details of significant actuarial assumptions used as of December 31, 2024 and 2023, are as follows:

	December 31, 2024	December 31, 2023
Discount rate (%)	3.60	4.30
Future salary increase rate (%)	4.20	4.00
Turnover rate (%)	1.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

17.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate (%)	0.5%p	4.59% decrease	4.89% increase
Salary increase rate (%)	0.5%p	4.84% increase	4.59% decrease
Turnover rate (%)	0.5%p	0.07% decrease	0.07% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

17.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefits) as of December 31, 2024, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	230	~~W~~	737	~~W~~	3,124	~~W~~	13,818	~~W~~	39,275	~~W~~	57,184

The weighted average duration of the defined benefit obligation is 9.80 years.

17.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2024 is ~~W~~ 1,900 million.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

18. Other Liabilities

Details of other liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other financial liabilities
Payables	~~W~~	974	~~W~~	1,082
Accrued expenses		9,585		8,710
Lease liabilities		844		589

		11,403		10,381

Other non-financial liabilities
Payables		77,460		192,936
Accrued expenses		299,142		205,991
Withholding taxes		523		1,396

		377,125		400,323

		~~W~~388,528	~~W~~	410,704

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		393,528,423		403,511,072
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in shares for the years ended December 31, 2024 and 2023, are as follows:

(In number of shares)	2024	2023
Beginning	378,663,825	389,634,335
Increase	5,000,000	—
Decrease	(10,063,106)	(10,970,510)

Ending	373,600,719	378,663,825

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2024	December 31, 2024		December 31, 2023
Series 1-1	May 2, 2019	Perpetual bond	—	~~W~~	—	~~W~~	349,204
Series 1-2	May 2, 2019	Perpetual bond	3.44		49,881		49,881
Series 2-1	May 8, 2020	Perpetual bond	3.30		324,099		324,099
Series 2-2	May 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May 12, 2022	Perpetual bond	4.68		478,814		478,814
Series 9-2	May 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 03, 2023	Perpetual bond	4.90		548,666		548,666
Series 11-2	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,045		—
				~~W~~	5,082,359	~~W~~	5,032,518

The above hybrid securities are early redeemable by the Company after 5 or 7 or 10 years from the issuance date.

19.3 Capital Surplus

Details of capital surplus as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,473,579		1,465,893
Gains on sales of treasury shares		90,621		86,646
Consideration for exchange right of exchangeable bonds		—		11,933

	~~W~~	14,754,475	~~W~~	14,754,747

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

19.4 Accumulated Other Comprehensive Income (Loss)

19.4.1 Details of accumulated other comprehensive income (loss) as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Remeasurements of net defined benefit liabilities	~~W~~	(8,316)	~~W~~	(6,809)

19.4.2 Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(6,809)	~~W~~	(2,048)	~~W~~	541	~~W~~	(8,316)

	2023
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,847)	~~W~~	(1,307)	~~W~~	345	~~W~~	(6,809)

19.5 Retained Earnings

19.5.1 Details of retained earnings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Legal reserves	~~W~~	1,219,810	~~W~~	1,007,686
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,061		9,340
Unappropriated retained earnings		2,099,671		2,337,872

	~~W~~	4,305,542	~~W~~	4,336,898

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

19.5.2 Statement of appropriation of retained earnings

(Expected date of appropriation for 2024: March 26, 2025)

(Date of appropriation for 2023: March 22, 2024)

(In millions of Korean won)	2024		2023
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	~~W~~	1,544,021	~~W~~	1,230,569
Profit for the year		2,170,597		2,121,244
Quarterly dividends		(899,972)		(586,931)
Dividends on hybrid securities		(199,798)		(184,914)
Retirement of shares		(515,177)		(242,096)

		2,099,671		2,337,872

Transfer from voluntary reserves and others
Regulatory reserve for credit losses		—		5,279

		—		5,279

Appropriation of retained earnings
Legal reserves		217,060		212,124
Regulatory reserve for credit losses		1,350		—
Cash dividends:		298,285		587,006
(Dividends (rate) per share: ~~W~~804 (16.1%) in 2024) (Dividends (rate) per share: ~~W~~ 1,530 (30.6%) in 2023)

		516,695		799,130

Unappropriated retained earnings to be carried forward	~~W~~	1,582,976	~~W~~	1,544,021

19.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

19.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Amounts before appropriation	~~W~~	4,061	~~W~~	9,340
Amounts estimated to be appropriated (reversed)		1,350		(5,279)

	~~W~~	5,411	~~W~~	4,061

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

19.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won, except for per share amounts)	2024		2023
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	1,350	~~W~~	(5,279)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,969,449		1,941,608
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		5,200		5,056
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		5,138		4,943

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Disposal		Retirement		Retirement
Number of treasury shares		24,847,247		10,063,106		(5,000,000)		(9,982,649)		19,927,704

Carrying amount	~~W~~	1,165,837	~~W~~	820,000	~~W~~	(234,600)	~~W~~	(515,177)	~~W~~	1,236,060

	2023
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Retirement
Number of treasury shares		19,262,733		10,970,510		(5,385,996)		24,847,247

Carrying amount	~~W~~	836,188	~~W~~	571,745	~~W~~	(242,096)	~~W~~	1,165,837

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed on February 14, 2024, due to the exercise of exchange right.

The Company retired 5,584,514 shares (~~W~~ 300,000 million) and 4,398,135 shares (~~W~~ 320,000 million) of the treasury shares on August 14, 2024, each acquired in accordance with the resolution of the Board of Directors on July 25, 2023, and February 7, 2024, respectively.

Additionally, in accordance with the resolution of the Board of Directors on July 23, 2024, the Company plans to acquire shares worth ~~W~~ 400,000 million of treasury shares through a trust contract by March 4, 2025, and plans to retire the shares after the termination of the trust contract.

And, in accordance with the resolution of the Board of Directors on October 24, 2024, the Company plans to acquire shares worth ~~W~~ 100,000 million of treasury shares through a trust contract by April 30, 2025, and plans to retire the shares after the termination of the trust contract.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

20. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ~~W~~ 587,006million (~~W~~ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024 and paid in April 11, 2024.

According to the resolution of the board of directors on April 25, 2024, the quarterly dividend amounting to ~~W~~ 300,087 million (~~W~~ 784 per share) with dividend record date of March 31, 2024 were paid on May 9, 2024; according to the resolution of the board of directors on July 23, 2023, the quarterly dividend amounting to ~~W~~ 299,999 million (~~W~~ 791 per share) with dividend record date of June 30, 2024 were paid on August 8, 2024; and according to the resolution of the board of directors on October 24, 2024, the quarterly dividend amounting to ~~W~~ 299,886 million (~~W~~ 795 per share) with dividend record date of September 30, 2024 were paid on November 7, 2024.

Meanwhile, the annual dividends to the shareholders of the Company for the year ended December 31, 2024, amounting to ~~W~~ 298,285 million (~~W~~ 804 per share) is to be proposed at the general shareholders’ meeting scheduled for March 26, 2025. The Company’s financial statements as of and for the year ended December 31, 2024, do not reflect this dividend payable.

21. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Interest income
Due from financial institutions	~~W~~	16,169	~~W~~	16,380
Loans measured at amortized cost		17,347		14,736
Loans measured at fair value through profit or loss		2,841		3,195
Others		2,345		816

		38,702		35,127

Interest expense
Borrowings		25,356		1,853
Debentures		75,674		98,102
Others		43		25

		101,073		99,980

Net interest expense	~~W~~	(62,371)	~~W~~	(64,853)

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

22. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Fee and commission income
Fees earned in Korean won	~~W~~	2,213	~~W~~	2,585

Fee and commission expense
Fees paid in Korean won		9,030		12,602
Fees paid in Foreign currency		430		370

		9,460		12,972

Net fee and commission expense	~~W~~	(7,247)	~~W~~	(10,387)

23. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	60,341	~~W~~	52,546
Gains on valuation of financial assets at fair value through profit or loss		31,403		52,472
Gains on disposal of financial assets at fair value through profit or loss		148		3,381

		91,892		108,399

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		—		—

		—		—

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	91,892	~~W~~	108,399

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other operating income
Dividend income from subsidiaries	~~W~~	2,243,250	~~W~~	2,192,380
Others		3		5

Net other operating income	~~W~~	2,243,253	~~W~~	2,192,385

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Expenses related to employee
Employee benefits - salaries	~~W~~	31,646	~~W~~	32,965
Employee benefits - others		5,524		6,062
Post-employment benefits - defined benefit plans		1,628		1,818
Post-employment benefits - defined contribution plans		382		596
Share-based payments		14,998		8,551

		54,178		49,992

Depreciation and amortization		6,051		5,630

Other general and administrative expenses
Travel		1,003		1,446
Communications		1,033		1,138
Tax and dues		505		522
Publication		353		412
Rental expense		2,380		2,295
Vehicle		147		164
Service fees		17,362		18,080
Advertising		1,106		1,091
Training		1,356		1,360
Others		10,181		10,473

		35,426		36,981

	~~W~~	95,655	~~W~~	92,603

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of December 31, 2024, are as follows:

25.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions [2]
KB Financial Group Inc.
Series 34	Feb. 1, 2022	644	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	26,071	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 37	Apr. 1, 2023	1,830	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	69,628	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,270	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 42	Apr. 26, 2024	616	Services fulfillment, market performance [3] 0%, and non-market performance [4] 100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		71,682	Satisfied

		270,506
Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	160,673	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	5,849	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 96	Jan. 1, 2024	291,303	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance 3 30%, and EPS, Asset Quality 6 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions [2]
Series 99	Jul. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 100	Jul. 18, 2024	549	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug, 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		137,828	Satisfied
Deferred grant in 2024		6,993	Satisfied

		747,668

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		13,883
Stock granted in 2019		18,106
Stock granted in 2020		53,629
Stock granted in 2021		52,505
Stock granted in 2022		146,378
Stock granted in 2023		385,023
Stock granted in 2024		307,922

		986,208

		2,004,382

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2024 (Deferred grants are residual shares vested as of December 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	40,280	Satisfied
Stock granted in 2024	23,659	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2021	42,816	Satisfied
Stock granted in 2022	107,840	Satisfied
Stock granted in 2023	178,808	Satisfied
Stock granted in 2024	86,113	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	26,375	Satisfied
Stock granted in 2018	64,040	Satisfied
Stock granted in 2019	56,724	Satisfied
Stock granted in 2020	75,969	Satisfied
Stock granted in 2021	234,222	Satisfied
Stock granted in 2022	349,858	Satisfied
Stock granted in 2023	575,294	Satisfied
Stock granted in 2024	154,299	Proportional to service period

	2,076,439

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 34	2.69	63,498~76,618	72,231~87,156
Series 36	2.69	72,231~87,156	52,755~87,156
Series 37	2.69	72,231~87,156	72,231~87,156
Series 38	2.69	64,306~73,900	66,306~76,198
Series 39	2.69	68,992~87,156	68,992~87,156
Series 40	2.69	65,949~75,790	65,949~75,790
Series 41	2.69	65,949~75,790	65,949~75,790
Series 42	2.69	72,231~87,156	72,231~87,156
Deferred grant in 2015	2.69	—	79,280~87,156
Deferred grant in 2020	2.69	—	79,280~87,156
Deferred grant in 2021	2.69	—	87,156
Deferred grant in 2022	2.69	—	75,790~87,156
Deferred grant in 2023	2.69	—	72,231~87,156
(Kookmin Bank)
Series 85	2.69	65,860~79,468	72,231~87,156
Series 86	2.69	63,498~76,618	72,231~87,156
Series 90	2.69	72,231~87,156	72,231~87,156
Series 91	2.69	72,231~87,156	72,231~87,156
Series 92	2.69	72,231~87,156	72,231~87,156
Series 94	2.69	72,231~87,156	72,231~87,156
Series 96	2.69	68,992~87,156	68,992~87,156
Series 97	2.69	65,949~75,790	65,949~75,790
Series 98	2.69	65,949~75,790	65,949~75,790
Series 99	2.69	65,949~75,790	65,949~75,790
Series 100	2.69	72,231~87,156	72,231~87,156
Series 101	2.69	65,949~75,790	65,949~75,790
Grant deferred in 2021	2.69	—	0~87,156
Grant deferred in 2022	2.69	—	75,790~87,156
Grant deferred in 2023	2.69	—	68,298~87,156
Grant deferred in 2024	2.69	—	70,431~87,156
(Other subsidiaries)
Stock granted in 2012	2.69	—	79,280
Stock granted in 2013	2.69	—	79,280
Stock granted in 2014	2.69	—	52,755~79,280
Stock granted in 2015	2.69	—	47,631~87,156
Stock granted in 2016	2.69	—	87,156
Stock granted in 2017	2.69	—	45,096~87,156
Stock granted in 2018	2.69	—	45,096~87,156
Stock granted in 2019	2.69	—	45,096~87,156
Stock granted in 2020	2.69	—	45,096~87,156
Stock granted in 2021	2.69	—	56,379~87,156
Stock granted in 2022	2.69	64,263~87,156	52,755~87,156
Stock granted in 2023	2.69	68,992~87,156	52,755~87,156
Stock granted in 2024	2.69	65,949~87,156	65,949~87,156

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	2.69	—	79,280~87,156
Stock granted in 2016	2.69	—	72,231~87,156
Stock granted in 2020	2.69	—	79,280~87,156
Stock granted in 2021	2.69	—	87,156
Stock granted in 2022	2.69	—	79,280~87,156
Stock granted in 2023	2.69	—	75,790~87,156
Stock granted in 2024	2.69	—	68,992~79,280
(Kookmin Bank)
Stock granted in 2016	2.69	—	87,156
Stock granted in 2021	2.69	—	87,156
Stock granted in 2022	2.69	—	72,231~87,156
Stock granted in 2023	2.69	—	75,790~87,156
Stock granted in 2024	2.69	—	68,992~82,229
(Other subsidiaries)
Stock granted in 2015	2.69	—	75,790~87,156
Stock granted in 2016	2.69	—	47,631~87,156
Stock granted in 2017	2.69	—	45,096~87,156
Stock granted in 2018	2.69	—	45,096~87,156
Stock granted in 2019	2.69	—	45,096~87,156
Stock granted in 2020	2.69	—	50,973~87,156
Stock granted in 2021	2.69	—	52,755~87,156
Stock granted in 2022	2.69	—	52,755~87,156
Stock granted in 2023	2.69	—	68,992~87,156
Stock granted in 2024	2.69	—	68,992~82,774

The Company use the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of December 31, 2024 and 2023, are ~~W~~ 295,867 million and ~~W~~ 202,249 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of December 31, 2024 and 2023, are ~~W~~ 270,558 million and ~~W~~ 184,433 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 14,998 million and ~~W~~ 8,551 million were recognized for the years ended December 31, 2024 and 2023, respectively.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

26. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other non-operating income
Reversal of impairment losses of intangible assets	~~W~~	—	~~W~~	—
Others		1,833		5,841

		1,833		5,841
Other non-operating expenses
Impairment losses of intangible assets		1		94
Donation		1,150		1,140
Others		672		1

		1,823		1,235

Net other non-operating income	~~W~~	10	~~W~~	4,606

27. Income Tax Benefit (Expense)

27.1 Details of income tax benefit (expense) for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		765		(15,412)
Origination and reversal of temporary differences		765		(15,412)
Income tax recognized directly in equity		(352)		(345)
Remeasurements of net defined benefit liabilities		(540)		(345)
Consideration for exchange right of exchangeable bonds		188		—
Others		(471)		—

Income tax benefit (Expense)	~~W~~	(58)	~~W~~	(15,757)

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

27.2 Analysis of the relationship between net profit before income tax expense and income tax benefit (expense) for the years ended December 31, 2024 and 2023, are as follows:

	2024			2023
(In millions of Korean won)	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	2,170,655		~~W~~	2,137,001
Income tax at the applicable tax rate *	(25.92)		(562,691)	(25.92)		(553,806)
Non-taxable income	26.12		566,872	25.86		552,531
Non-deductible expenses	(0.10)		(2,206)	(0.06)		(1,364)
Consolidated tax return effect	(0.07)		(1,493)	(0.60)		(12,772)
Others	(0.02)		(540)	(0.02)		(346)

Average effective tax rate and income tax benefit (expense)	(0.00)	~~W~~	(58)	(0.74)	~~W~~	(15,757)

*
*

For the year ended December 31 2024 and 2023, applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20,000 million is 20.9%, for over ~~W~~ 20,000 to ~~W~~ 300,000 million is 23.1%, for over ~~W~~ 300,000 is 26.4%.

27.3 The impact of the global minimum tax

The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary’s jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. As a result, the Pillar 2 income tax expense recognized during the year ended December 31, 2024 is ~~W~~ 471 million, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities.

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

28.1.1 Weighted average number of ordinary shares outstanding

	2024		2023
(In number of shares)	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	393,528,423	146,287,481,492	403,511,072	147,787,824,904
Number of treasury shares *	(19,927,704)	(7,659,481,944)	(24,847,247)	(7,617,096,867)

Average number of ordinary shares outstanding	373,600,719	138,627,999,548	378,663,825	140,170,728,037

Number of days		366		365
Weighted average number of ordinary shares outstanding		378,765,026		384,029,392

*	Treasury stock retired during the year ended December 31, 2024 and 2023 were deducted from August 14, 2024 and April 4, 2023, respectively.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2024		2023
Profit for the period	~~W~~	2,170,597,148,094	~~W~~	2,121,243,990,198
Deduction: Dividends on hybrid securities		(199,798,800,000)		(184,915,050,000)

Profit attributable to ordinary equity holders (A)		1,970,798,348,094		1,936,328,940,198
Weighted average number of ordinary shares outstanding (B)		378,765,026		384,029,392

Basic earnings per share (A/B)	~~W~~	5,203	~~W~~	5,042

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2024		2023
Profit attributable to the ordinary equity holders*	~~W~~	1,970,798,348,094	~~W~~	1,936,328,940,198
Adjustment:
Interest expense on exchangeable bonds		306,631,690		2,451,851,049

Adjusted profit for diluted earnings per share	~~W~~	1,971,104,979,784	~~W~~	1,938,780,791,247

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2024	2023
Weighted average number of ordinary shares outstanding	378,765,026	384,029,392
Adjustment:
Stock grants	4,001,803	4,300,774
Exchangeable bonds	601,093	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	383,367,922	393,330,166

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2024		2023
Adjusted profit for diluted earnings per share	~~W~~	1,971,104,979,784	~~W~~	1,938,780,791,247
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		383,367,922		393,330,166

Diluted earnings per share	~~W~~	5,142	~~W~~	4,929

29. Statement of Cash Flows

29.1 Details of cash and cash equivalents as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Due from financial institutions	~~W~~	398,391	~~W~~	256,337
Deduction:		398,391		256,337
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(80,000)		(140,000)

		(80,003)		(140,003)

	~~W~~	318,388	~~W~~	116,334

29.2 Significant non-cash transactions for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Changes in receivables and payables from consolidated tax return	~~W~~	579,105	~~W~~	297,486
Changes in receivables and payables related to stock grants		86,125		14,516
Exchange of treasury shares through the exercise of exchange rights of exchangeable bonds		240,000		—

29.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Operating Activity	2024		2023
Income tax paid		~~W~~	6,385	~~W~~	5,242
Interest received			37,706		30,837
Interest paid			109,209		100,634
Dividends received			2,308,845		2,240,975
Dividends paid			1,686,777		1,336,816

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

29.4 Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	100,000	~~W~~	865,000	~~W~~	—	~~W~~	965,000
Debentures		3,871,820		(676,055)		(233,733)		2,962,032

	~~W~~	3,971,820	~~W~~	188,945	~~W~~	(233,733)	~~W~~	3,927,032

	2023
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		4,956,949		(1,089,891)		4,762		3,871,820

	~~W~~	4,956,949	~~W~~	(989,891)	~~W~~	4,762	~~W~~	3,971,820

30. Contingent Liabilities and Commitments

30.1 Commitments made with financial institutions as of December 31, 2024 and 2023, are as follows:

		December 31, 2024				December 31, 2023
(In millions of Korean won)		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		200,000		—
General loan	NongHyup Bank		300,000		—		300,000		—

30.2 Other Matters (including litigation)

The Company has no ongoing lawsuits in which it is a defendant as of December 31, 2024.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31. Related Party Transactions

According to Korean IFRS No. 1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

31.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)

Subsidiaries	Profit or loss	2024		2023
Kookmin Bank	Interest income	~~W~~	11,863	~~W~~	12,010
	Fee and commission income		1,327		1,259
	Net other operating income [1]		1,467,900		1,346,588
	General and administrative expenses		12,857		12,601
KB Securities Co., Ltd.	Interest expense		15		—
	Fee and commission income		99		88
	Net gains (losses) on financial assets at fair value through profit or loss		44,071		46,168
	Net other operating income [1]		150,000		100,000
	General and administrative expenses		749		296
KB Insurance Co., Ltd.	Fee and commission income		105		138
	General and administrative expenses		1,735		1,502
	Net other operating income [1]		249,974		349,990
KB Kookmin Card Co., Ltd.	Fee and commission income		26		33
	Net other operating income [1]		185,380		200,008
	General and administrative expenses		350		414
	Net non-operating income [2]		4		3,922
KB Life Insurance Co., Ltd.	Fee and commission income		36		45
	Net other operating income [1]		150,000		100,000
	General and administrative expenses		817		958
KB Asset Management Co., Ltd.	Net other operating income [1]		40,000		60,000
	General and administrative expenses		77		2
KB Capital Co., Ltd	Interest income		4,426		4,830
	Fee and commission income		15		16
	Net gains on financial assets at fair value through profit or loss		35,193		43,570
	General and administrative expenses		107		—
	Provision (reversal) for credit losses		(523)		289
KB Real Estate Trust. Co., Ltd.	Interest income		3,148		943
	Net gains on financial assets at fair value through profit or loss		9,232		—
	Net other operating income [1]		—		35,000
	General and administrative expenses		53		—
	Provision (reversal) for credit losses		(133)		133

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Profit or loss	2024		2023
KB Savings Bank Co., Ltd.	Interest income	~~W~~	4,756	~~W~~	4,777
	Fee and commission income		1		2
	Net gains (losses) on financial assets at fair value through profit or loss		3,248		3,818
KB Investment Co., Ltd.	Interest income		9,629		8,697
	Provision for credit losses		(117)		140
KB Data Systems Co., Ltd.	General and administrative expenses		3,854		2,914
	Net other operating income [1]		—		600

Other related parties	Profit or loss	2024		2023
KB Credit Information Co., Ltd [3]	Interest income	~~W~~	—	~~W~~	227
	Net other operating income [1]		—		200
	Reversal (Provision) for credit losses		—		16

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	Includes ~~W~~ 3,917 million of gains on disposal of investments in KB Credit Information Co., Ltd. for the years ended December 31, 2023.
[3]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

31.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2024		December 31, 2023
Kookmin Bank	Cash and due from financial institutions	~~W~~	316,781	~~W~~	114,336
	Other assets		468,023		308,475
	Other liabilities		20		45
	Property and equipment		237		1,055
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		540,683		523,188
	Other assets		100,494		92,212
	Other liabilities		—		1
KB Insurance Co., Ltd.	Other assets		143,520		21,170
	Other liabilities		46		42,956
KB Kookmin Card Co., Ltd.	Other assets		78,634		56,852
	Other liabilities		895		730
KB Life Insurance Co., Ltd.	Other assets		14,235		9,552
	Other liabilities		69,132		132,548
KB Asset Management Co., Ltd.	Other assets		25,549		11,508
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		495,454		488,175
	Loans measured at amortized cost (gross amount)		—		200,000
	Allowances for credit losses		—		522
	Other assets		48,285		19,364
	Other liabilities		11		—

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2024		December 31, 2023
KB Real Estate Trust Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	153,382	~~W~~	—
	Loans measured at amortized cost (gross amount)		—		50,000
	Allowances for credit losses		—		131
	Other assets		4,431		3,949
	Other liabilities		—		8,910
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		80,000		140,000
	Financial assets at fair value through profit or loss		53,951		48,980
	Other assets		3,960		4,729
	Other liabilities		808		2,599
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		360,000		360,000
	Allowances for credit losses		946		1,061
	Other assets		6,794		8,579
	Other liabilities		1,244		—
KB Data Systems Co., Ltd.	Property and equipment		76		—
	Intangible assets		427		331
	Other assets		4,274		1,972
	Other liabilities		250		1,118

Other related parties	Assets or liabilities	December 31, 2024		December 31, 2023
KB Credit Information Co., Ltd.*	Other assets		—		996
	Other liabilities		—		94

*	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

31.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)			December 31, 2024		December 31, 2023
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	237	~~W~~	1,055

31.4 Credit card commitments provided from related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)			December 31, 2024		December 31, 2023
Subsidiary	KB Kookmin Card Co., Ltd.	Lines of credit for credit card	~~W~~	3,000	~~W~~	3,000

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31.5 Share transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)			2024		2023
Subsidiary	KB Securities Co., Ltd.	Acquisition of hybrid securities	~~W~~	—	~~W~~	100,000
	KB Real Estate Trust Co., Ltd.	Acquisition of hybrid securities		150,000		—
	KB Real Estate Trust Co., Ltd.	Issuance of ordinary share		150,000		—
Other related party	KB Credit Information Co., Ltd. [1]	Disposal of shares		—		23,620

[1]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

31.6 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

		2024
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		(200,000)		—
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.		50,000		105,000		(155,000)		—

		2023
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	310,000	~~W~~	50,000	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.		—		50,000		—		50,000
Other related party	KB Credit Information Co., Ltd. [2]		13,500		—		(13,500)		—

[1]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.
[2]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31.7 Details of compensation to key management personnel for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	921	~~W~~	—	~~W~~	3,360	~~W~~	4,281
Registered directors (non-executive)		678		—		—		678
Non-registered directors		5,461		54		11,638		17,153

	~~W~~	7,060	~~W~~	54	~~W~~	14,998	~~W~~	22,112

	2023
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,286	~~W~~	65	~~W~~	1,850	~~W~~	3,201
Registered directors (non-executive)		676		—		—		676
Non-registered directors		6,768		263		6,701		13,732

	~~W~~	8,730	~~W~~	328	~~W~~	8,551	~~W~~	17,609

31.8 The Company paid ~~W~~ 30 million and ~~W~~ 15 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the years ended December 31, 2024 and 2023, respectively.

32. Events after the reporting period

The Company plans to acquire treasury shares amounting to ~~W~~ 520,000 million on the Stock Exchange and retire those shares by May 5, 2025 pursuant to board resolutions dated February 5, 2025.

33. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2024, was initially approved on February 5, 2025 and re-approved due to revision on March 4, 2025 by the Board of Directors.

Independent Auditor’s Report on

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To Shareholders and the Board of Directors of KB Financial Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited KB Financial Group Inc.’s (the Company) Internal Control over Financial Reporting as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2024, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including material accounting policy information, and our report dated March 5, 2025 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting’.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2025

This report is effective as at March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of KB Financial Group Inc..

We, as the Chief Executive Officer and the Internal Accounting Manager of KB Financial Group Inc.(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

March 4, 2025

Jong Hee Yang, Chief Executive Officer

Sang Rok Na, Internal Accounting Manager